Exhibit 2

May 16, 2016

Dear Fellow FBR & Co. Shareholder:

Voce Capital Management LLC (“Voce”), an employee-owned investment management firm, along with its nominees is the owner of 390,525 shares of FBR & Co. (Nasdaq: FBRC) ("FBR" or the “Company”), constituting 5.2% of FBR’s shares outstanding and making us the Company’s third-largest shareholder. Since first acquiring FBR’s stock almost a year ago, we haven’t sold a single share.

We invested in FBR because we believe it is a highly differentiated firm with unique brand equity that was once the dominant, go-to investment bank for strategic capital raising in financial institutions, real estate and energy. As The New York Times wrote last month, “FBR was once a big success, but its glory days seemed to have faded with the departure over time of its three founders.”1 Apparently unsatisfied to steward the FBR legacy which it played no role in creating but which it was generously bequeathed, the current leadership has attempted to diversify into highly competitive sectors, such as healthcare and technology, where we dispute whether it has the talent or resources to ever succeed. Furthermore, by our analysis its efforts to enter principal investing, using shareholder capital, have consistently failed.

We believe that many of the choices that FBR has made under the current, successor management team have had a dramatic, and adverse, impact on shareholder value. FBR’s stock is worth less now than when current management was appointed at the beginning of 2009. 2 As Figure 1 on the following page shows, FBR has lagged its peers and the indices:

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1 William D. Cohan, “A Campaign for Change at a Boutique Wall Street Firm,” The New York Times, April 29, 2016.
2 All market data is as of FBR’s closing price of $17.94 on Friday, March 18, 2016, the last trading day before we issued our first public statement about FBR and announced our intention to nominate Directors at this year’s Annual Meeting.

The Pyramid | 600 Montgomery Street
San Francisco, CA 94111

(415) 489-2600 tel
(415) 489-2610 fax

www.vocecapital.com

Fellow FBR & Co. Shareholder
May 16, 2016

Figure 1: Total Shareholder Returns3

			Russell
Period	FBR	S&P 500	2000	Peers
1 Year	(24.8%)	(0.4%)	(10.8%)	(31.9%)
3 Year	0.4%	40.1%	21.2%	19.2%
5 Year	26.1%	77.4%	48.7%	(7.8%)
Current Management	(4.8%)	163.1%	146.3%	18.5%
Since IPO (6/8/2007)	(72.8%)	65.4%	51.6%	(22.4%)

Perhaps more important than its underperformance relative to its peers and indices is what we believe is FBR’s failure to fulfill its own potential. In an effort to understand what we see as FBR’s profound and long-term failure to do so, we conducted more than ten meetings with management and the Board focused on strategy and operations, capital allocation and corporate governance. On July 16, 2015 we filed a Schedule 13D disclosing our ownership and stating our belief “that [FBR] can create significant value for its shareholders through enhancements to its capital allocation policies, optimization of its capital structure and improvements to its corporate governance, among other opportunities,” and that we had “engaged in, and intend to continue to engage in, communications concerning the foregoing with officers and/or members of [FBR’s] board of directors.” FBR initially appeared accessible and open-minded in these interactions. But as it became clear that we were not persuaded by the wisdom of the Company’s decisions, we experienced what we would characterize as an escalating pattern of obfuscation, gamesmanship and bad faith that eventually led us to discontinue our interactions with the Company and to instead seek direct changes to the Board.

As a result of the foregoing, on March 21, 2016 we nominated three independent Director candidates: Jarl Berntzen, Michael J. McConnell and J. Daniel Plants. We believe these highly qualified nominees bring the right collective mix of investment banking, finance, strategy, capital allocation, corporate governance and operational experience to usher in needed change and lend fresh voices to the Board. They will seek to refocus FBR on its historic core industry sectors, significantly reduce expenses and pursue higher margin advisory services, while reasserting appropriate corporate governance and oversight at the Company.

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3 Peers are Company’s proxy peers (COWN, JMP, OPY, PJC, SF, EVR), plus GHL, LAZ and MC, which the Company posited in 2014 were also its peers but has since abandoned; S&P500 and Russell 2000 represented by SPY and IWM, respectively, and assumes dividends are reinvested.

Fellow FBR & Co. Shareholder
May 16, 2016

Disappointingly, the Board – or as it unctuously refers to itself for the first time in this year’s proxy statement, “your Board” – has rejected all three of these candidates without even requesting to interview them. On April 5, 2016 we took the additional step of publishing a lengthy analysis (the “White-Paper”), entitled “FBR: Rekindling the Spirit of Success.”4 The White-Paper examines FBR’s strategy and performance in detail, and sets forth what we believe is the right strategy to correct FBR’s course, reverse its underperformance, remedy its governance failings and deliver real, lasting value for the Company’s employees, clients and shareholders. As with its summary rejection of our nominees, FBR has never publicly rebutted, or even acknowledged, our White-Paper.

For the reasons set forth below we believe that shareholders face an urgent and critical choice regarding FBR’s future. Not only is the current strategy destroying shareholder value, in our view, but FBR’s insiders are quietly increasing their control over FBR in such a way that we believe shareholders will soon lose the ability to effectuate change or arrest FBR’s decline. In our opinion, therefore, 2016 likely represents the last, best and final opportunity for shareholders concerned about FBR’s direction to change it.

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1.     FBR’s financial and operating performance has been a dismal failure, even by its own measures.

FBR has failed to satisfy nearly every one of its own self-selected performance measures and has badly lagged its own hand-selected peer set. There are a few key drivers of valuation for a financial services company such as FBR: Revenue per head, revenue growth, compensation ratio, fixed expenses, profitability and returns on equity. FBR’s management seems to recognize these yardsticks and has, in the past, committed to shareholders that these are the metrics by which it is willing to be held accountable.

Unfortunately, FBR has failed on essentially every account. Take, for example, revenue per head, which FBR has previously termed its “key metric.” Despite asserting that it considered itself to be “one of the industry leaders in revenue per head” and setting a $500,000/head “benchmark,” in 2015 FBR’s revenue/head was only $399,000 (compared to an average of $643,000 among its peers). Revenue/head has been declining for several years and is now approaching a seven-year low. Indeed, in 1Q16 FBR’s revenue/head (annualized) was an astounding $249,000.

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4 The White-Paper is available on our website: www.vocecapital.com/fbr.

Fellow FBR & Co. Shareholder
May 16, 2016

Similarly, notwithstanding its boasts to shareholders that it could grow revenues even with “declining industry volumes” and “challenging” market conditions, FBR posted a -2% annual revenue decline over the past five years. This is the second-lowest among all peers, which have averaged annual growth of 11% over that period.

FBR also previously forecast that it expected to “consistently achieve profitability in all market conditions,” and assured shareholders its model would be “sustainable – and profitable – even in difficult markets.” In reality, FBR reported a -13% operating margin in 2015. Over the past five years, its average annual operating margin of -3% is second-lowest among all of its peers (the average of which is 10%).

Management now refuses to acknowledge responsibility for these results, and – predictably – blames them on “the overall health of the initial equity market” which is “an essential element of . . . our business,” and “the extremely narrow and anemic equity capital markets activity industry-wide” which is just too “difficult to overcome.”5

FBR’s current strategy will never earn its cost of capital, in our opinion. Another key metric that FBR has previously cited is “attractive returns on equity.” But FBR’s ROE has been anything but attractive: Its 1% average ROE since 2011 is second-lowest among all peers (who have averaged 15% ROE during this time). In 2015 FBR’s ROE was -7%.6

Moreover, FBR’s expense structure (partly as a result of its multi-industry expansion strategy) leads us to conclude that FBR cannot earn an appropriate return on its cost of capital. Consider that in 1Q16 its compensation expense alone exceeded the entire Company’s net revenue – hardly a recipe for success. If we start with its $211 million of equity capital as of the end of 2015, we calculate that FBR would need to earn $29.5 million to generate a 14% return, which is what we estimate to be FBR’s current cost of capital using the industry-standard Capital Asset Pricing Model. In order to earn that much in net profits, given FBR’s existing expense structure and headcount, it would need to generate revenue/head of approximately $1,020,000 – a staggering number and one never achieved by present management (recall that 1Q16 revenue/head was $249,000). This would imply total company revenue in excess of $300 million and gross capital raising of approximately $3.7 billion – again, distant levels that the current management has never once managed to attain.

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5 1Q16 Earnings Call (April 27, 2016). Similar excuses were recited on every 2015 earnings call as well: “negative market conditions” and “challenging environment” (1Q15); “slow capital markets environment” (2Q15); “challenging,” “unfavorable market conditions,” “depressed new issue activity” and “tough environment” (3Q15); “challenging” (repeated multiple times) (4Q15). The CEO’s 2015 Annual Shareholder Letter uses the terms “challenging” and “difficult” six different times.
6 ROE is shown for FBR and all peers on a pre-tax basis to smooth widely disparate tax characteristics. We believe this best approximates true operating earnings power.

Fellow FBR & Co. Shareholder
May 16, 2016

To reiterate, even if somehow management actually did achieve these revenue levels and profitability, and then do this not just once but each year consistently, it would still only be covering its cost of capital.

Our full benchmarking analysis, which analyzes these and other metrics in much greater detail, is contained within the White-Paper.

2.     Board change at FBR is warranted, essential and urgent.

FBR’s current Board has enabled, and indeed rewarded, its poor performance. FBR’s Board bears ultimate responsibility for the Company’s failings, in our view, including endorsement of its ill-advised diversification strategy, approval of its errant capital allocation choices and the incentivization of these actions through excessive and misaligned compensation.

In our view, FBR’s Board is not truly independent of management as at least six of the seven “independent” (as the Company deems them) Directors have long-standing ties to Richard Hendrix, the Company’s Chairman and CEO, and to the Company itself, that precede their formal tenure as members of the Board. Two “independent” Directors have previously been employed by FBR or its affiliates. Two other “independent” Directors are former FBR insiders. Three “independent” Directors have also been FBR clients.

We believe that FBR’s Management and Board are attempting to disenfranchise FBR shareholders through a scheme of creeping control. When present management assumed its duties on January 1, 2009, current insiders owned approximately 0.8% of FBR’s shares outstanding. As of December 31, 2015 that number had grown steadily to approximately 13.3%, as depicted in Figure 2 on the following page:

Fellow FBR & Co. Shareholder
May 16, 2016

Figure 2: Growth in Ownership of Current Company Insiders

While inside ownership can sometimes indicate alignment, it is important to understand just how this growth at FBR came about. Unfortunately, as Figure 3 illustrates, essentially all of the increase in inside ownership is due to the twin effects of large equity grants to the insiders and the voracious repurchase of shares held by the public (funded with shareholder capital):

Figure 3: Insider Ownership Growth Bridge

	2009	2010	2011	2012	2013	2014	2015	Total
Net Insider Grants	0.9%	0.7%	0.6%	2.0%	0.5%	0.5%	0.3%	2.8%
New Directors Added	--	--	0.1%	--	--	0.0%	2.0%	2.1%
Insider Open Market Purchases	0.1%	0.1%	--	--	0.0%	0.0%	--	0.3%
Net Share Issuances / Repurchases	(0.1%)	0.0%	0.5%	0.6%	0.6%	1.3%	1.7%	7.4%
Total Growth in Insider Ownership	0.9%	0.8%	1.2%	2.7%	1.2%	1.9%	4.0%	12.5%

Indeed, only 30 bps of the increase in ownership (or 2% of the total) has come from the actual acquisition of shares in the open market by insider purchasers.

Fellow FBR & Co. Shareholder
May 16, 2016

This is disquieting in its own right, but it raises far graver concerns when its implications are fully appreciated. On the current course and speed, and even assuming no further open market purchases by them, by our analysis FBR’s insiders will soon have cemented control over nearly 25% of the Company’s equity. This is a result of the vesting of large amounts of previously-granted equity as well as the completion of the current share repurchase program (buying back stock is one of the few things management reliably executes upon).7 The continued tilting of both the numerator (management’s growing equity grants) and denominator (the reduction in shares outstanding) in favor of the insiders is transferring control of FBR to them while marginalizing the common shareholders in the process. Figure 4 illustrates this alarming trend:

Figure 4: Potential Insider Ownership

Sound far-fetched? One need only take management at its word: FBR has repeatedly stated in its investor presentations that it is "targeting inside ownership for [sic] 30%.” FBR’s most recent investor presentation from September 2015 reiterated this plan, and by its own forecasting states that fulfillment of this goal will “be achievable over the next two years.” That’s chillingly consistent with our own projections.

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7 It’s important to note that the majority of this increase comes from the simple time-vesting of previously-granted equity. Some of the equity does have a performance component, and we understand that management now claims that it is unlikely to earn those shares due to its expected poor future performance (itself a highly revealing admission, in our view). But the Board can also simply grant more equity or increase the size of the repurchases to cover this gap; this would be consistent with its past practice and neither action would require shareholder approval.

Fellow FBR & Co. Shareholder
May 16, 2016

As previously noted, in the prior seven years insiders have already achieved almost half of their goal, increasing their ownership by 12.5 percentage points (from 0.8% at the beginning of 2009 to 13.3% last year), with the rate of growth accelerating in recent periods. In our opinion, once insiders achieve this level of control it will essentially render FBR a controlled-company. With an insider blocking-stake of this size, we believe common shareholders will be precluded from being able to directly influence the Board, regardless of how weak or unsavory they might view the results or dealings of the corporate insiders.

Why would FBR’s insiders target such a large ownership position? We asked both the Board and management several times if they were doing this to establish a stake from which to privatize the Company, but they have repeatedly represented that is not their plan. As discussed in the next section, their principal objective appears to us to be the perpetuation of FBR as a publicly-traded compensation vehicle. If insiders are successful in gaining this level of control, they will then enjoy the unbridled prerogative to pay themselves however they wish, with zero accountability to shareholders.

Finally, any shareholders that have been moved by the Company’s recent mouthings about expense control and more thoughtful capital allocation – and there are reasons to be skeptical about this midnight conversion to shareholder value – should ask themselves what recourse they will have in the event these new promises fail to materialize. 2016 represents, in our view, shareholders’ last, best and final opportunity to enact enforceable and accountable change at FBR. It is crucial that shareholders elect Directors this year – before it is too late – whom they can trust to represent their interests going forward.

FBR’s poorly-designed compensation scheme is misaligned with shareholder interests, is a key enabler of the takeover plan and is further evidence that the Board has been captured by management, neutering its independence. We believe FBR’s performance failures and destruction of shareholder value have been compounded by the Board’s blithe willingness to reward management for appallingly poor results. The Board has awarded Mr. Hendrix $23 million in compensation during his seven-year tenure as CEO. Yet during this time, shareholders have suffered a 5% loss in total shareholder return; FBR’s market value has plunged 46%; and its revenues have plummeted 38%. The Board has also given Mr. Hendrix a “golden parachute.”

The structure of the compensation also demonstrates to us a failure by the Board to align insider interests with those of shareholders. For example, the 2015 Plan was based only on achieving revenue targets, with no direct incentive for profitability, mix or growth. The 2014 Plan, also based only on revenue targets, actually provided full bonus payments even with a nearly 50% decline in annual revenues. The Board has heavily relied on restricted stock units that are merely time-vested and require no management performance; even the “performance” units are based on hurdles that management can effectively lower simply by executing upon the share repurchase program – financial engineering at its finest.

Fellow FBR & Co. Shareholder
May 16, 2016

Management has publicly conceded that 2015 was “a year where we fell short of our financial and operating objectives” and that it was “not satisfied with [its] overall performance.” Those strike us as understatements, given the 34% plunge in revenue and 18% drop in share price. Yet amazingly, despite management’s failure to meet any of its 2015 compensation plan targets, the Board still chose to award management discretionary year-end cash bonuses.

The Board has also awarded an unfair and unreasonably high percentage of the compensation pool to the Company’s top five executives, in our judgment. The percentage of compensation paid to these fortunate five has exceeded every one of its peers but one, and is almost double the percentage collected by senior management at its peers. We view these decisions as not only greedy and shameful, but as corrosive to the culture of FBR.

In our view, the Board’s compensation practices are the most egregious indicator that its objectivity and independence have been compromised, and that it therefore can no longer be trusted to execute faithfully its fiduciary duties. We also underscore again that lax compensation practices play a critical role in FBR’s creeping control plan. By granting large amounts of equity, the Board and Compensation Committee (which Mr. Reimers Chairs and Messrs. Hynes and Strome also sit on) have made it possible for insiders to accumulate a dangerous level of control over FBR while placing virtually none of their own capital at risk.

We analyze and benchmark FBR’s compensation practices in great detail in the White-Paper.

Directors Reimers, Hynes and Strome in particular exemplify the cronyism and ineffective governance that typifies FBR’s Board. As previously noted, Voce attempted to engage Mr. Reimers, the Lead Director, in a discussion about the Board’s oversight, role and intentions. After he first refused to meet us without management present, when the meeting finally occurred we found Mr. Reimers to be hostile and uncooperative, resulting in the premature termination of the meeting. His principal qualification seems to be his previous employment at Goldman Sachs, which ended over 15 years ago and since such time he has not been reemployed. Of the other two public company Board seats he obtained during that time, one of the companies filed for bankruptcy and the other he left after only three years. At FBR, Mr. Reimers Chairs the Compensation Committee, approving many of the outrageous compensation choices previously discussed. He is in fact a member of every committee, demonstrating the vast power he wields over the Board. Finally, Mr. Reimers has not purchased a single share of FBR stock in the open market. Mr. Reimers is now running for his tenth year on the Board. We believe shareholders deserve a better advocate and representative as their Lead Director.

Fellow FBR & Co. Shareholder
May 16, 2016

We also believe shareholders are entitled to a full explanation of Mr. Reimers’ potentially conflicting loyalties: to FBR’s shareholders, as a Director, and to Crestview Partners (“Crestview”), a private equity firm founded by his former partners in which he was an investor and of which FBR was an affiliate for seven of his nine years on the Board. In 2006, Crestview acquired approximately 8% of FBR’s predecessor in a negotiated transaction and placed two of its principals on FBR’s Board. In 2007, Mr. Reimers, along with another former Goldman Sachs employee, then joined FBR’s Board. (Crestview also placed Mr. Reimers on the Board of Cumulus Media, another Crestview portfolio company, as its designee.) While Mr. Reimers served on FBR’s Board, Crestview was paid millions of dollars in fees by FBR.8 In 2010, the Crestview agreements were renegotiated with the Board. In the following four years, Crestview received 174,153 options to purchase FBR stock. In late 2013, Crestview then sold approximately 1.5 million shares of FBR stock back to FBR in two negotiated transactions.

In our September 16, 2015 meeting with Mr. Reimers – conducted at Crestview’s offices – Mr. Reimers confirmed that he had been a limited partner in Crestview Partners I, L.P., the entity which made the initial FBR investment. Yet we can find no disclosure from either FBR or Mr. Reimers of his economic interest in Crestview’s FBR investment. Nor can we locate any disclosure in the Company’s filings about the potential conflicts of interest or the role Mr. Reimers played in the ongoing economic negotiations with Crestview, involving millions of dollars of fees and the issuance of equity. Furthermore, due to the Company’s inadequate disclosures it is difficult to ascertain whether Mr. Reimers’ Board compensation during that time should have been imputed to Crestview; whether the payment of fees to Crestview should have been imputed to him; and whether any of the complex, ongoing transactions between FBR and Crestview were interested party transactions and/or were not properly approved by a majority of disinterested Directors.9

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8 As part of the investment, FBR entered into a complex series of economic arrangements with Crestview and its affiliates, including a “contribution agreement,” a “corporate agreement,” a “services agreement,” a “management services agreement,” a “trademark license agreement,” a “tax sharing agreement,” an “investment agreement,” a “governance agreement,” a “voting agreement,” a “registration rights agreement,” a “professional services agreement” and option agreements to purchase additional shares.

Fellow FBR & Co. Shareholder
May 16, 2016

Mr. Strome also epitomizes the crony culture that we believe is rotting FBR’s core. He and Mr. Hendrix, the CEO, worked together at PNC in the 1990s before Mr. Hendrix was installed at FBR by PNC in 1997, following its acquisition of a stake in FBR. Their legendary friendship is apparently so warm that we’ve been told their families vacation together. Mr. Strome then followed Mr. Hendrix to FBR in 2001, and they worked together for some six years before Mr. Strome departed for RTI, where he then awarded business to Mr. Hendrix. In 2014, Mr. Strome was appointed to FBR’s Board. Given his history at FBR, it is not credible to believe that he is truly an independent director, nor is it credible that he is independent of Mr. Hendrix, his longtime friend and colleague. Like Mr. Reimers, Mr. Strome is also a member of the Compensation Committee.

Mr. Hynes, 76 years old, is now seeking election for his tenth year on the FBR Board. He and Mr. Reimers have much in common, including joining FBR’s Board on the same day. Like Mr. Reimers, Mr. Hynes has never purchased a share of FBR stock in the open market. Also like Mr. Reimers, Mr. Hynes sits on the Compensation Committee. He also serves as Chair of the Nominating and Governance Committee, which rejected all three of our nominees without even attempting to interview them.

3.     FBR’s Board and Management have not acted in good faith.

Management has not dealt in good faith with Voce. On August 4, 2015, as part of our diligence process we traveled to New York to meet with Messrs. Hendrix and Wright, the Company’s CEO and CFO. We brought our analytical models and annotated copies of FBR’s public filings, and attempted to have a working session to better understand FBR’s capital allocation policies, which was the main focus of the discussion. Within minutes of the conclusion of this meeting, while we were riding the elevator down to the street, the Company issued a press release accompanied by a detailed presentation entitled “FBR & Co. Statement on Its Commitment to Returning Capital to Shareholders.” At no time did management indicate that it intended to release a substantive presentation immediately following the meeting on the same topics that we had just discussed, nor did it share the contents of the presentation, despite the fact that they were highly relevant and that the market was closed for trading (meaning the Company could have, consistent with Regulation FD of the Exchange Act, furnished us with the presentation during the meeting to facilitate a more informative discussion).

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9 Under FBR’s own Corporate Governance Guidelines, a Director is not considered independent “if a director . . . accepted . . . any compensation from the Corporation in excess of $60,000” in any year or if he is “a partner in any organization to which the Corporation made, or from which the Corporation received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more.” The qualification for “payments arising solely from investments in the Corporation’s securities” would not apply since FBR paid Crestview fees for purported management and related services and not solely for its stock ownership. The Nasdaq rules for Director independence are similar.

Fellow FBR & Co. Shareholder
May 16, 2016

Mr. Reimers, the Lead Director, has not dealt in good faith with Voce. Concerned by management’s behavior, on August 25, 2015 we requested the opportunity to meet with Mr. Reimers, the Company’s lead independent director. Mr. Hendrix initially refused to make Mr. Reimers available without Mr. Hendrix present. We found this to be highly unusual and concerning. We advised Mr. Hendrix that Mr. Reimers, as the lead independent director, should be both willing and capable of meeting with large company shareholders without the need for management supervision, if he were in fact independent of management. After negotiation, the Company agreed to make Mr. Reimers available without management present in the same room, but only if management could accompany Mr. Reimers and wait outside the room during the meeting.

On September 16, 2015 we traveled to New York to meet with Mr. Reimers. Mr. Hendrix and the Company’s General Counsel, Gavin Beske, were also present, and we reminded them that they had agreed to make Mr. Reimers available to meet without management. The meeting was intended to cover topics of corporate governance, corporate strategy and shareholder expectations; we did not ask Mr. Reimers to discuss operational detail, given his role as a Board member but not a member of management. Despite asserting that his ownership of Company stock fully aligned him with shareholders, Mr. Reimers refused to answer on three separate occasions whether he believed the Company’s stock was undervalued. Shortly after beginning the meeting, and despite acknowledging the previous agreement as to the protocol for the meeting, Mr. Reimers appeared to become agitated and confrontational. Mr. Reimers again insisted that he did not wish to meet alone and requested that Mr. Beske, the Company’s lawyer – not Mr. Hendrix – be summoned to join him. Soon thereafter, on our belief that the meeting was not constructive and that Mr. Reimers’ behavior was unprofessional, we terminated the meeting, which lasted in total approximately 35 minutes. At no time did Mr. Reimers invite us to submit nominees for service on the Company’s Board, nor did he indicate that the Board was considering expanding its membership.

FBR’s Counsel lacks independence, even on crucial issues involving corporate governance. Following the unproductive meeting with Mr. Reimers, and in an effort to better understand the Company’s corporate governance processes as well as Mr. Reimers’ relationship with Crestview and his role in the Board’s negotiations with Crestview, on September 21, 2015 we requested that our outside counsel be permitted to speak directly with Mr. Beske. Mr. Hendrix refused to permit Mr. Beske to do so unless we submitted a list of questions to Mr. Hendrix in advance. Similar to our view that the negotiation over whether Mr. Hendrix could proctor the meeting with Mr. Reimers was an unreasonable obstacle to place in the path of one of the Company’s largest shareholders, and concerned by Mr. Hendrix’s seeming wish to tightly control every aspect of our interaction with the Company, even as to matters touching on corporate governance, we declined to submit the topics in advance to Mr. Hendrix and the meeting therefore never occurred.

Fellow FBR & Co. Shareholder
May 16, 2016

Mr. Hendrix has not negotiated in good faith. Having been thus thwarted in our interactions with management, the Board and the Company’s counsel, we attempted one last effort to assess whether FBR would actually be willing to make changes to any elements of its strategy. On October 1, 2015 we met telephonically with Mr. Hendrix to discuss the elimination of the Principal Investing Unit and its staff and the return of the cash management functions to the CFO. A variety of options for deploying the excess capital were discussed, as were alternative forms of liquidity for the Company. In light of what we felt had been a lack of good faith by management in its recent interactions with us, we specifically requested that Mr. Hendrix revert to us with a substantive response and that he not “surprise” us with half-measures or other reactive corporate actions intended to circumvent, or distract attention from, the issues we had raised. Mr. Hendrix committed to provide us with a substantive response following the next Board meeting two weeks hence, and he agreed not to “surprise” us with new initiatives.

We never received a substantive response from Mr. Hendrix. Five days later, and with no warning or even a courtesy notification, the Company announced the appointment of a new Director. On October 20, 2015 the Company reported its third quarter 2015 results and announced that it planned to redeem only a portion of the investments in the Principal Investing Unit; made no changes to the staffing of the Principal Investing Unit; and failed to commit how it intended to redeploy the capital to be redeemed by the Unit.

At that point, after multiple instances of what we considered to be bad faith behavior on the part of management and the Board, we discontinued our interaction with FBR.

FBR refuses to entertain constructive settlement discussions. As the Company’s operating and financial performance continued to deteriorate, depleting its assets and liquidity and further depressing FBR’s stock price,10 we began evaluating the potential nomination of director candidates to FBR’s Board as the only remaining avenue to protect our investment. In one final effort to find a constructive resolution to our concerns before taking the step of commencing a proxy contest, between February 12 and 18, 2016 Voce’s counsel attempted on three occasions, in writing, to enter into a standard non-disclosure agreement (the “NDA”) with FBR to facilitate confidential settlement discussions. The Company refused to do so unless Voce would disclose the content of its views to FBR prior to executing the NDA. Believing that it would eviscerate the protections of the NDA to disclose the information to be discussed prior to executing it, and concerned again by what we perceived to be gamesmanship on the part of the Company as well as a continued pattern of restricting access to the Company’s chief legal officer, we declined this request. After three unsuccessful attempts, we abandoned our efforts to engage in settlement discussions with the Company; as a result, no such discussions occurred. On March 18, 2016 we delivered a Shareholder Nomination Letter to the Company nominating three candidates for election to the Board at the 2016 Annual Meeting.

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10 It closed at a new 52-week low of $15.83 on February 18, 2016.

Fellow FBR & Co. Shareholder
May 16, 2016

FBR will not answer any of our detailed criticisms or our platform for change. FBR has never provided any response to the White-Paper or any of our other substantive, analytical criticisms of the Company’s strategy, performance and leadership. As The New York Times wrote recently about our White-Paper, “at a time when so many people are making assertions about the future of Wall Street, it is refreshing to see one activist investor put forward a blueprint to return one wayward company to the roots of its former glory.” Wouldn’t it also be refreshing to hear management’s defense, in the same public and transparent manner, if in fact it has a defense?

4.     We believe significant value-creation opportunities exist for FBR, but the right leadership and incentives will be required to capture them.

FBR must realign its entire strategy around its traditional, core strengths. Once again, we refer to our unrebutted White-Paper, which laid out a detailed plan to restore FBR to its proud – and highly profitable – origins. First, we would like to see FBR’s entire business (research, sales/trading and investment banking) realigned around its traditional domain expertise in financial institutions, real estate and energy. FBR has perennially failed to supplement its profitable, but volatile, capital markets activities in these areas with high-margin advisory revenues. Management recently acknowledged that it is “not where we intend to be in this important, non-capital markets part of our business.” Its multi-year inability to seize this rather obvious opportunity, despite its repeated public recognition of its importance, strikes us as a huge blunder. It also leads us to question whether current management understands what it takes to succeed in the advisory business or whether it possesses the credibility to recruit talent in this area. FBR should also foreswear any further attempt at growth through acquisitions, given what we see as its abysmal track record in doing so with such duds as Watch Hill (where every banker left following the acquisition) and Lazard Capital Markets (where every banker except one left and then was replaced, some of them repeatedly); by our analysis neither has produced any material success for FBR.

Fellow FBR & Co. Shareholder
May 16, 2016

Second, we insist that FBR completely exit its Principal Investing business, eliminate the positions and compensation expense associated with it and commit to shareholders that the capital currently allocated to it will not be used to pursue any other principal investing schemes, as management has previously suggested it might pursue.

Third, while FBR has removed some of its fixed costs in the past, we believe further opportunities to do so remain and cannot continue to be ignored given its otherwise poor financial results. In addition to significant headcount reductions associated with the exit of non-core industry verticals, we believe there are millions of dollars in other operating expenses that could be reviewed. Executive compensation, as previously discussed, is also excessive and unacceptable.

Finally, FBR’s overall approach to capital allocation must change. The allocation of scarce shareholder capital is one of a Board’s preeminent responsibilities. FBR must focus its capital and resources in areas where it possesses differentiation and where it can earn an appropriate return on capital. If it cannot do so, then it should return excess capital to shareholders.

Voce’s three independent, highly qualified director nominees will represent constructive change agents on FBR’s Board. We believe our three highly qualified Director nominees – Jarl Berntzen, Michael J. McConnell and J. Daniel Plants – bring the right collective mix of investment banking, finance, strategy, capital allocation, corporate governance and operational experience to help lead the Board through this crucial transition. They will seek to refocus FBR on its historic core industry sectors, significantly reduce expenses and pursue higher margin advisory services, while reasserting appropriate corporate governance and oversight at the Company.

All three of our nominees bring substantial experience in investment banking and asset management. Two of them have meaningful operating experience, including one having been a public company CEO previously. And all three have meaningful directorial experience from public company Board service.

All three of our nominees are independent of the Company and of one another. Messrs. McConnell and Berntzen are both independent of Voce as well, as neither are investors in any of our funds nor are we paying them to serve as nominees. Perhaps most importantly, all three are already owners of FBR common stock, having made open market purchases with their own capital despite not yet even being elected to the Board. This factor alone speaks volumes to their alignment with shareholders and their motivations for service – they believe the stock is undervalued and that as Board members they can help rectify that gap.

Fellow FBR & Co. Shareholder
May 16, 2016

* * *

We are strongly committed to creating increased value for all FBR shareholders. As we stated at the beginning of this letter, we are long-term holders of FBR and have never sold a single share of its stock.

Please join with us in continuing the campaign for shareholder value at FBR. To do so, please help elect our three highly qualified nominees by executing and returning the BLUE proxy card. If you have any questions or require any assistance completing your proxy, please contact our proxy solicitor, Georgeson LLC toll free on (888) 206-5896.

Respectfully yours,

VOCE CAPITAL MANAGEMENT LLC

By:
J. Daniel Plants
Chief Investment Officer

Fellow FBR & Co. Shareholder
May 16, 2016

Additional Information and Where to Find It

VOCE CATALYST PARTNERS LP, VOCE CAPITAL MANAGEMENT LLC, VOCE CAPITAL LLC, JARL BERNTZEN, MICHAEL J. MCCONNELL AND J. DANIEL PLANTS (TOGETHER, THE “PARTICIPANTS”) HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON SCHEDULE 14A ON MAY 9, 2016 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS’ SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF FBR & CO. (THE “COMPANY”) FOR USE AT THE COMPANY’S 2016 ANNUAL MEETING OF SHAREHOLDERS (THE “PROXY SOLICITATION”).

ALL SHAREHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND THE ACCOMPANYING PROXY CARD ARE AVAILABLE, ALONG WITH OTHER RELEVANT DOCUMENTS (WHEN THEY BECOME AVAILABLE), AT NO CHARGE ON THE SEC’S WEBSITE AT http://www.sec.gov/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN ANNEXES I AND II TO THE DEFINITIVE PROXY STATEMENT FILED BY THE PARTICIPANTS WITH THE SEC ON MAY 9, 2016. THIS DOCUMENT CAN BE OBTAINED AT NO CHARGE ON THE SEC’S WEBSITE AT http://www.sec.gov/.